EXHIBIT 12.7

                      CRYSTALLEX INTERNATIONAL CORPORATION

                                                              September 3, 2002

Borden D. Rosiak,
c/o Crystallex International Corporation,
Suite 301,
579 Richmond Street W.;
Toronto, Ontario,

M5V1Y6

Dear Borden,

         We are pleased to confirm your acceptance of permanent employment with Crystallex International Corporation effective September 1, 2002 and your appointment as Chief Financial Officer of the Company. Your salary for the balance of the 2002 calendar year will be Cdn $10,000 per month, payable monthly in arrears, effective September 1, 2002. Effective January 1, 2003, your annual base salary will be increased to Cdn $265,000 payable in equal monthly installments in arrears. We confirm that you will devote a minimum of four days per week to the business of the Company. We also confirm that any other source of employment, or consulting arrangements which you might undertake, will not be in conflict with the business or interests of the Company and will not prevent you from attending to the business of the Company as herein provided. You will immediately assume the duties of Chief Financial Officer and will direct the financial affairs of the Company including liaison with senior management, the Audit Committee and the Board of Directors. You will also direct the development of the Company's financial and reporting systems in Venezuela, Uruguay, Canada and the USA including compliance with increased reporting responsibilities arising from recent revisions in applicable legislation in Canada and the USA. You will report directly to Marc Oppenheimer, our President and CEO, and both Bob Crombie and KY Sze Tho will work under your direction as VP-Finance and VP-Accounting respectively. We would expect you to work closely with senior management and the Board in developing and continuing our relationships with our bankers, investors and potential investors and in developing and presenting financial and related proposals of the Company.

        At present, the Company does not maintain a benefit program in Canada. As you know, however, we are in the process of investigating benefits for our employees as we reach numbers appropriate to support a benefit program in economic terms. The Company would be pleased to extend to you and your family any benefit package which might ultimately be arranged. All expenses of employment supported by receipts or comparable evidence of payment will be reimbursed by the Company.

        The Company has a discretionary bonus program based upon Company and individual performance. Bonuses are paid annually in the discretion of the Board, upon the recommendation of the Compensation Committee, after input from senior management. Payment is anticipated late in the Company's fiscal year and you will be included in these bonus deliberations for the 2002 fiscal year.

        The Company has an employee incentive option plan for which you will be eligible. Option grants are in the discretion of the Board, again, upon the recommendation of the Compensation Committee and senior management. Options are generally considered at the end of the fiscal year. You will be considered an insider of the Company and you will be required to complete requisite insider filings with appropriate regulatory agencies. An initial filing will be required immediately upon the issuance of shares to you and additional filings are required within ten days of the grant or exercise of options and the sale or purchase of shares of the Company.

        The Company has initiated a program of compensation continuance in the event of a take-over or sale of the Company or substantially all of its assets which results in the termination of employment. The program is designed to offer limited protection to employees in circumstances where employment is unexpectedly curtailed. We confirm that, for your employment only, the compensation continuation period will be two years.

         Recognizing that your employment is less than full-time, your vacation entitlement during each fiscal year will be 15 days, and while every attempt will be made to accommodate vacation schedules, we would request that you not schedule vacation at critical reporting periods. Your vacation period will be prorated until year end. Given the nature of our business we do not have fixed business hours or a fixed work week. There will be significant travel involved in your employment, notably in Uruguay and Venezuela. I would request that you check your immunization record to be sure that you have received all recommended immunizations for travel in South America. A passport will be required for travel to South America.

        During your employment with Crystallex International Corporation, or at any time thereafter, you shall not divulge, communicate or use any confidential information which you may have access to or otherwise receive or obtain in relation to the affairs of the Company or any of its subsidiaries, related companies of affiliated entities. Confidentiality is of utmost importance to our Company in an obviously highly regulated environment. Breach of confidentiality will be considered cause for immediate dismissal.

        In the absence of cause, employment can be terminated by either party upon three months written notice or by the Company immediately upon payment of cash in lieu of notice. Your convenant of confidentiality will survive termination.

        By signing and returning a copy of this letter, you agree to all of the conditions noted above and you agree to become familiar with, and abide by, all Company policies regarding business conduct, securities trading, operating procedures and health and safety throughout your employment with us.

        It is my great pleasure to welcome you to our management team. You are joining the Company at an exciting time and I am sure that the Company will benefit immediately from your wealth of experience.

                                      Yours very truly,

                                      Crystallex International Corporation


                                      /s/ Marc J. Oppenheimer
                                      -----------------------
                                      Marc J. Oppenheimer
                                      President & CEO

AGREED AND ACCEPTED

/s/ Borden D. Rosiak
--------------------
Borden D. Rosiak


September    , 2002